Exhibit 1.1

First Amendment to At Market Issuance Sales Agreement

This First Amendment to the At Market Issuance Sales Agreement is entered into as of January 9, 2025 (the “Amendment”), by and between Protagenic Therapeutics, Inc. (the “Company”) and B. Riley Securities, Inc. (“BRS” or the “Agent” and, together with the Company, the “Parties”). The Company and the Agent are parties to that certain At Market Issuance Sales Agreement dated as of July 2, 2021 and as amended from time to time (the “Agreement”). The parties desire to amend the Agreement in accordance with the terms of this Amendment.

The Parties wish to amend the Agreement through this Amendment to remove one of the sales agents and to make certain other changes to the Agreement with effect on and after the date hereof (the “Effective Date”)

1.	Definitions. Unless otherwise specified herein, capitalized terms used herein shall have the respective meanings assigned thereto in the Agreement.

2.	Amendment of the Agreement. The Parties agree, from and after the Effective Date, that:

a.	On and after the Effective Date, the references to “Designated Agent,” “Agent,” or “Agents” shall include only BRS.

b.	Section 14 of the Agreement is updated to remove:

“EF Hutton, division of Benchmark Investments, LLC

590 Madison Avenue, 39th Floor

New York, NY 10022

Attention: Joseph T. Rallo

Telephone: (917) 855-5924

Email: jrallo@efhuttongroup.com”

c.	All references to “July 2, 2021” set forth in Schedule 1 and Exhibt 7(l) of the Agreement are revised to read “July 2, 2021 (as amended by Amendment No. 1 to At Market Issuance Sales Agreement, dated January 9, 2025)”.

3.	References to Agreement. All references to the Agreement or in any other document executed or delivered in connection therewith shall, from the Effective Date, be deemed a reference to the Agreement as amended by this Agreement.

4.	Applicable Law. This Amendment and any claim, controversy or dispute arising under or related to this Amendment shall be governed by, and construed in accordance with, the laws of the State of New York without regard to its choice of law provisions.

5.	Waiver of Jury Trial. The Company and the Agent each hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Amendment or the transactions contemplated hereby.

6.	Entire Agreement. This Amendment and the Agreement as further amended hereby contain the entire agreement and understanding among the parties hereto with respect to the subject matter hereof and supersede all prior and contemporaneous agreements, understandings, inducements and conditions, express or implied, oral or written, of any nature whatsoever with respect to the subject matter hereof. Except as set forth in this Amendment or as further amended hereby, all of the terms of the Agreement shall remain in full force and effect and are hereby confirmed in all respects.

7.	Counterparts. This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery of an executed Amendment by one party to the other may be made by facsimile, electronic mail (including electronic signature) or other transmission method, and the Parties hereto agree that any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

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IN WITNESS WHEREOF, the undersigned have executed this Amendment as of the first date above written.

Very truly yours,

PROTAGENIC THERAPEUTICS, INC.

By:	/s/ Alexander K. Arrow
Name:	Alexander K. Arrow
Title:	Chief Financial Officer

ACCEPTED as of the date first-above written:

B. RILEY SECURITIES, INC.

By:	/s/ Matthew Feinberg
Name:	Matthew Feinberg
Title:	Senior Managing Director